                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                         VENTURES-NATIONAL INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)




                    Common Stock, Par Value $0.001 Per Share

--------------------------------------------------------------------------------

                         (Title of Class of Securities)


                                   888278 10 8
--------------------------------------------------------------------------------

                                 (CUSIP Number)

                                 David M. Marks
                            c/o Robert S. Brown, Esq.
                                Reitler Brown LLC
                          800 Third Avenue, 21st floor
                               New York, NY 10022

                                 (212) 209-3050
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 30, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 13 pages
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                                  SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP NO. 888278 10 8                                        PAGE 2 OF 13  PAGES
--------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                    David M. Marks
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]
           (SEE INSTRUCTIONS)                                            (B) [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
                    OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    U.S.A.
--------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
     NUMBER OF SHARES                          -7,959,921-
   BENEFICIALLY OWNED
    BY EACH REPORTING               8      SHARED VOTING POWER
      PERSON WITH                              -0-

                                    9      SOLE DISPOSITIVE POWER
                                               -7,959,921-

                                   10      SHARED DISPOSITIVE POWER
                                               -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  -7,959,921-
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (SEE INSTRUCTIONS)                                            []
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   92.5%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                   IN



                               Page 2 of 13 pages
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                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 888278 10 8                                         PAGE 3 OF 13 PAGES
--------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                    Irrevocable Children's Trust
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]
           (SEE INSTRUCTIONS)                                            (B) [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
                    OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS  2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    Wisconsin
--------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
    NUMBER OF SHARES                           -5,868,667-
  BENEFICIALLY OWNED
   BY EACH REPORTING                8      SHARED VOTING POWER
     PERSON WITH                               -0-

                                    9      SOLE DISPOSITIVE POWER
                                               -5,868,667-

                                   10      SHARED DISPOSITIVE POWER
                                               -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  -5,868,667-
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN       []
         SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   68.2%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                   OO




                               Page 3 of 13 pages
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                                  SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP NO. 888278 10 8                                         PAGE 4 OF 13 PAGES
--------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                    SVPC Partners, LLC
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]
           (SEE INSTRUCTIONS)                                            (B) [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
                    OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS                                        [ ]
           2(D) OR 2(E)
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
--------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
     NUMBER OF SHARES                          -800,000-
   BENEFICIALLY  OWNED
    BY EACH REPORTING               8      SHARED VOTING POWER
      PERSON WITH                              -0-

                                    9      SOLE DISPOSITIVE POWER
                                               -800,000-

                                   10      SHARED DISPOSITIVE POWER
                                               -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  -800,000-
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN       []
         SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   9.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                   OO



                               Page 4 of 13 pages
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                                  SCHEDULE 13D

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CUSIP NO. 888278 10 8                                         PAGE 5 OF 13 PAGES
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    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                    Phoenix Business Trust
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]
           (SEE INSTRUCTIONS)                                            (B) [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
                    OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                           [ ]

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
--------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
    NUMBER OF SHARES                           -123,823-
   BENEFICIALLY OWNED
   BY EACH REPORTING                8      SHARED VOTING POWER
     PERSON WITH                               -0-

                                    9      SOLE DISPOSITIVE POWER
                                               -123,823-

                                   10      SHARED DISPOSITIVE POWER
                                               -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  -123,823-
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN       []
         SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   1.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                   OO





                               Page 5 of 13 pages
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                                  SCHEDULE 13D


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CUSIP NO. 888278 10 8                                         PAGE 6 OF 13 PAGES
--------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                    Forest Home Investors I, LLC
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]
           (SEE INSTRUCTIONS)                                            (B) [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
                    OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                   [ ]
           REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    Wisconsin
--------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
      NUMBER OF SHARES                         -6,667-
    BENEFICIALLY OWNED
      BY EACH REPORTING             8      SHARED VOTING POWER
       PERSON WITH                             -0-

                                    9      SOLE DISPOSITIVE POWER
                                               -6,667-

                                   10      SHARED DISPOSITIVE POWER
                                               -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  -6,667-
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN       []
         SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   0.1%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                   OO




                               Page 6 of 13 pages
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                                  SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP NO. 888278 10 8                                         PAGE 7 OF 13 PAGES
--------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                    Ohio Investors of Wisconsin, LLC
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]
           (SEE INSTRUCTIONS)                                            (B) [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
                    OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                   [ ]
           REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    Wisconsin
--------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
     NUMBER OF SHARES                          -1,160,764-
   BENEFICIALLY OWNED
     BY EACH REPORTING              8      SHARED VOTING POWER
      PERSON WITH                              -0-

                                    9      SOLE DISPOSITIVE POWER
                                               -1,160,764-

                                   10      SHARED DISPOSITIVE POWER
                                               -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  -1,160,764-
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN       []
         SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   13.5%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                   OO



                               Page 7 of 13 pages
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ITEM 1.  SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, $0.001 par value per share (the "Common Stock"), of Ventures-National Incorporated, a Utah corporation, doing business as Titan General Holdings (the "Company"). The principal executive offices of the Company are located at 1855 Norman Avenue, Santa Clara, California 95054-2029.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) This Schedule 13D is jointly filed by David Marks ("Mr. Marks"), Irrevocable Children's Trust, a Wisconsin trust ("ICT"), SVPC Partners, LLC, a Delaware limited liability company ("SVPC"), Phoenix Business Trust, a Delaware business trust ("Phoenix Trust"), Forest Home Investors I, LLC, a Wisconsin limited liability company ("Forest Home") and Ohio Investors of Wisconsin, LLC, a Wisconsin limited liability company ("Ohio Investors") (hereinafter referred to individually as "Reporting Person" and collectively as the "Reporting Persons").

Mr. Marks serves as co-Trustee of ICT and a second trust, the Irrevocable Children's Trust No.2 (collectively, the "Trusts"). The Trusts currently have an ownership or investment interest in over thirty (30) investment ventures including approximately twenty-five (25) commercial properties, private residences, natural resources, telecommunications, and technology companies, and other miscellaneous business and investment ventures.

SVPC and Phoenix Trust are principally engaged in business of investing. Forest Home and Ohio Investors are principally engaged in the business of real estate and investing.

Each Reporting Person is filing this Schedule 13D with respect to shares of Common Stock of the Company beneficially owned by him and or it, as well as with respect to shares of Common Stock of the Company as to which each Reporting Person shares voting power and as to which certain other stockholders of the Company have investment power, including the power to dispose, or to direct the disposition of, such Common Stock.

Information contained herein with respect to each Reporting Person is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

(b) The business address for all Reporting Persons, other than SVPC, is 1818 North Farwell Avenue, Milwaukee, Wisconsin 53202. The business address of SVPC is 1855 Norman Avenue, Santa Clara, California 95054.

(c) Mr. Marks is presently principally employed in overseeing all of the Trusts' investments. Mr. Marks generally acts in the capacity of officer or director for all of the Trusts' operating companies.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Marks - United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Effective August 30, 2002 (the "Effective Time"), the Company acquired Titan EMS, Inc., a Delaware corporation ("Titan"), through the merger (the "Merger") of Titan with Titan EMS Acquisition Corp., a newly-formed Delaware corporation and wholly-owned subsidiary of the Company ("Acquisition"), as a result of which Titan has become a wholly-owned subsidiary of the Company.



                               Page 8 of 13 pages

In connection with the Merger, Acquisition merged with and into Titan through the exchange of 6,880,490 shares of Common Stock of the Company, for all of Titan's outstanding shares of common stock, including the issuance of 5,800,000 shares of Common Stock to ICT, 800,000 shares of Common Stock to SVPC, 123,823 shares of Common Stock to Phoenix Trust and 6,667 shares of Common Stock to Forest Home. Immediately after the Effective Time, each of Ohio Investors and ICT converted certain outstanding indebtedness of Titan into shares of the Company's Common Stock at a conversion price of $1.50 per share, resulting in the issuance of 1,160,764 shares of Common Stock to Ohio Investors and 68,667 shares of Common Stock to ICT.

ITEM 4.  PURPOSE OF TRANSACTION.

The purpose of the Merger was to change the business and control of the Company.

Depending on market conditions and other factors, the Reporting Persons may purchase additional shares of Common Stock in the open market or in private transactions. Subject to the availability of Common Stock at prices deemed favorable by the Reporting Persons, the Reporting Persons' liquidity, the financial condition and results of operations of the Company, and general economic and market conditions prevailing at the time, the Reporting Persons reserve the right to, and may in the future, purchase additional shares of Common Stock from time to time in the open market, through privately negotiated transactions, or otherwise.

In connection with the Merger, at the Effective Time, the directors of the Company appointed the officers of Titan as the officers of the Company commencing at the Effective Time, each to serve, in each case (subject to the Company's by-laws), until their respective successors shall have been elected and qualified. The officers of the Company immediately prior to the Effective Time resigned effective at the Effective Time. The directors of the Company immediately prior to the Effective Time irrevocably resigned effective September 15, 2002, and appointed the directors of Titan at the Effective Time as the directors of the Company, each to serve, in each case (subject to the Company's by-laws), until their respective successors shall have been elected and qualified.

The Reporting Persons plan to take any action necessary to change the Company's business from the Company's prior business to the business historically engaged in by Titan.

Except as set forth above, the Reporting Persons do not have a plan or proposal which relates to or would result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number of or term of Directors or to fill any existing vacancies on the Board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company's business or corporate structure;

(g) Changes in the Company's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing the Common Stock to cease to be authorized to be traded on the Nasdaq National Stock Market.

(i) To have the Common Stock terminated from registration under the Securities Act of 1933; or


                               Page 9 of 13 pages

(j) Any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN THE SECURITIES OF THE COMPANY.


(a)      (i)      amount beneficially owned

         David Marks                        - 7,959,921
         Irrevocable Children's Trust       - 5,868,667
         SVPC Partners, LLC                 - 800,000
         Phoenix Business Trust             - 123,823
         Forest Home Investors I, LLC       - 6,667
         Ohio Investors of Wisconsin, LLC   - 1,160,764

         (ii)     percent of class

         David Marks                        - 92.5%
         Irrevocable Children's Trust       - 68.2%
         SVPC Partners, LLC                 - 9.3%
         Phoenix Business Trust             - 1.4%
         Forest Home Investors I, LLC       - 0.1%
         Ohio Investors of Wisconsin, LLC   - 13.5%

(b) Number of shares as to which such person has:

(i)      sole power to vote or to direct the vote

         David Marks                        - 7,959,921
         Irrevocable Children's Trust       - 5,868,667
         SVPC Partners, LLC                 - 800,000
         Phoenix Business Trust             - 123,823
         Forest Home Investors I, LLC       - 6,667
         Ohio Investors of Wisconsin, LLC   - 1,160,764

(ii)     shared power to vote or to direct the vote

         David Marks                        - 0
         Irrevocable Children's Trust       - 0
         SVPC Partners, LLC                 - 0
         Phoenix Business Trust             - 0
         Forest Home Investors I, LLC       - 0
         Ohio Investors of Wisconsin, LLC   - 0

(iii)    sole power to dispose or to direct the disposition of

         David Marks                        - 7,959,921
         Irrevocable Children's Trust       - 5,868,667
         SVPC Partners, LLC                 - 800,000
         Phoenix Business Trust             - 123,823
         Forest Home Investors I, LLC       - 6,667
         Ohio Investors of Wisconsin, LLC   - 1,160,764

(iv)     shared power to dispose or to direct the disposition

         David Marks                        - 0
         Irrevocable Children's Trust       - 0
         SVPC Partners, LLC                 - 0
         Phoenix Business Trust             - 0
         Forest Home Investors I, LLC       - 0
         Ohio Investors of Wisconsin, LLC   - 0


                               Page 10 of 13 pages

(c) Except as otherwise described herein, the Reporting Persons have not effected any transactions with respect to the Common Stock in the last sixty days.

(d)  Not applicable.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

David Marks is a co-Trustee of ICT. Prior to the Merger, Mr. Marks and his co-Trustee entered into an agreement giving Mr. Marks sole voting and dispository powers over the shares of ICT, Ohio Investors, Forest Home and ICT's interest in SVPC, an entity controlled by ICT. Mr. Marks is the sole Trustee of Phoenix Trust and has sole voting power over its shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                                  EXHIBIT INDEX

         1. Joint Filing Agreement, dated September 30, 2002, among David Marks, Irrevocable Children's Trust, a Wisconsin trust, SVPC Partners, LLC, a Delaware limited liability company, Phoenix Business Trust, a Delaware business trust, Forest Home Investors I, LLC, a Wisconsin limited liability company and Ohio Investors of Wisconsin, LLC, a Wisconsin limited liability company.

         2. Co-Trustee Agreement, dated as of August 8, 2002, between David M. Marks and Joseph A. Crivello.



                               Page 11 of 13 pages
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                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    September 30, 2002


                                         /s/ David M. Marks
                                         ------------------------------------
                                         DAVID M. MARKS


                                         IRREVOCABLE CHILDREN'S TRUST

                                         By: /s/ David M. Marks
                                             -------------------------------
                                         Name:  David M. Marks
                                         Title:  Trustee


                                         SVPC PARTNERS, LLC,
                                         by Irrevocable Children's Trust, Member

                                         By: /s/ David M. Marks
                                             -------------------------------
                                         Name:  David M. Marks
                                         Title:  Trustee


                                         PHOENIX BUSINESS TRUST

                                         By: /s/ David M. Marks
                                             -------------------------------
                                         Name:  David M. Marks
                                         Title: Trustee


                                         FOREST HOME INVESTORS I, LLC
                                         By Irrevocable Children's Trust, Member

                                         By: /s/ David M. Marks
                                             -------------------------------
                                         Name:  David M. Marks
                                         Title: Trustee


                                         OHIO INVESTORS OF WISCONSIN LLC
                                         By Irrevocable Children's Trust, Member

                                         By: /s/ David Marks
                                             -------------------------------
                                         Name:  David Marks
                                         Title:  Trustee



                               Page 12 of 13 pages

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